

June 11, 2014

Via E-Mail
Mr. James B. Gattoni
Chief Financial Officer
Landstar System, Inc.
13410 Sutton Park Drive South
Jacksonville, Florida 32224

> **Re: Landstar System, Inc.**
> **Form 10-K for the year ended December 28, 2013**
> **Filed February 21, 2014**
> **File No. 000-21238**

Dear Mr. Gattoni:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management Discussion and Analysis of Financial Condition and results of Operations
Changes in Financial Condition and Results of Operations, page 25

1. We note that you define gross profit as revenue less the cost of purchased transportation and commissions to agents. We also note that your discussion of certain changes in operating costs such as other operating costs, insurance and claims, selling, general and administrative costs and depreciation and amortization is done on the basis of changes in these costs as a percentage of gross profit during the periods presented in your financial statements rather than on the basis of the overall dollar amounts of changes in the respective line items reflected in your financial statements. Given that the measure gross profit is not presented in your financial statements or the changes in this measure are not separately discussed in MD&A, please advise us and expand your discussion in M&DA to discuss the reasons why you believe this presentation is useful and meaningful to potential investors and other users of your financial statements. Additionally, please revise MD&A to include a discussion of the facts and circumstances responsible for the

overall changes in the dollar amounts of these line items reflected in your consolidated statements of operations for all periods presented.

2. We note that your discussion of results of operations includes a discussion of the revenues for your insurance segment but does not include a discussion of its operating expenses or income from operations. Please revise MD&A to also include a discussion of this segment's operating expenses and its income from operations for each period presented in your statement of operations.

Critical Accounting Policies and Estimates, page 32

3. We note from the disclosure included in the first paragraph on page 33 that the Company continually revises its existing claim estimates as new or revised information becomes available on the status of each claim. We also note that during fiscal year 2013, insurance and claim costs included $10,909,000 of net unfavorable adjustments to prior years claim estimates. Given the material amount of changes in estimates recognized during 2013 in connection with your existing claims, please revise the notes to your financial statements to disclose the effect of this change in estimate on income from continuing operations, net income and earnings per share. Refer to the disclosure requirements outlined in ASC 250-10-50-4.

(2) Discontinued Operations, page 43

4. We note that On December 28, 2013, the Company completed the sale of Landstar Supply Chain Solutions, Inc., a Delaware corporation, including its wholly owned subsidiary, Landstar Supply Chain Solutions LLC (collectively, "LSCS"), which was part of the Company's Transportation Logistics segment, to XPO Logistics, Inc. ("XPO"). We also note that XPO paid a purchase price of $87 million in cash as consideration for its acquisition of LSCS and the sale resulted in a gain on the sale of discontinued operations of $33 million, or $0.71 per diluted share. In light of the materiality of the gain recognized in your financial statements, please tell us and expand your disclosure to indicate how it was calculated pursuant to ASC 205-20. As part of your response, please present your calculation of the gain in a tabular format that indicates all items considered in your calculation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief